May 13, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited
Form 20-F for the fiscal year ended June 30, 2009
Filed December 15, 2009
File No. 000-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comments set forth in the letter, dated April 29, 2010, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009 (File No. 000-29962).
     Set forth below is the Staff’s comment in italics followed by the Company’s response.
Income Statements, page 81
1.	Please refer to your response to comment one and your proposed revised disclosures. Please revise your disclosure to state that cost of sales includes only costs associated with the sale of goods and, as indicated in your response, the reason the percentage decrease in cost of sales is higher than the percentage decrease in revenues for 2007 compared to 2008.
Response:	We will revise our Annual Report on Form 20-F for the fiscal year ended June 30, 2009 to state that cost of sales includes only costs associated with the sale of goods and the reason the percentage decrease in cost of sales is higher than the percentage decrease in revenues for the applicable periods.
Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Statement of Compliance, page 85
2.	Please refer to your response to comment two. Please revise the wording since you have not satisfied the requirement of Item 17(c) of Form 20-F to include an unreserved and explicit statement of compliance with IFRS as issued by the IASB. A US GAAP reconciliation is required if this statement is not included in the notes to the financial statements. In addition, please remove the disclosure on page 3 regarding compliance with AIFRS and revise the disclosure to state that the financial statements do comply with IFRS as issued by the IASB.
Response:	We will revise our Annual Report on Form 20-F for the fiscal year ended June 30, 2009 to include an unreserved and explicit statement of compliance with IFRS as issued by the IASB in Note 1 to the financial statements. Additionally we will remove the disclosure on page 3 regarding compliance with AIFRS and revise the disclosure to state that the financial statements comply with IFRS as issued by the IASB.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, NOVOGEN LIMITED
By:	/s/ David Seaton
	Name:	David Seaton
	Title:	Chief Financial Officer

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